

Yoshitomo Nara (b. 1959)

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Masterworks secured this tondo privately after remaining in the same private hands since it was first created in 2006 and featured prominently in Nara's acclaimed 2015 exhibition at Blum & Poe in Tokyo, titled "Shallow Puddles."

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Initial Offering Price
$1,223,000

Offering Circular
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Similar Sales | Record Price | Repeat Sales


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Price Appreciation of Similar Works
16.9%

Sharpe Ratio	watch video
Yoshitomo Nara	▲1.74
All Art	0.59
S&P 500	0.67

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WHY WE LIKE THIS PAINTING

- Yoshitomo Nara is an internationally recognized artist who received his first solo museum exhibition in mainland China, which opened on March 5, 2022.
- Between 2002 and 2021 the average hammer price for paintings by Nara increased from $26,250 to $1,681,886, and in 2019, he became the most expensive Japanese artist to sell at auction when “Knife Behind Back” (2000) sold for more than $24 million after a ten minute bidding war at Sotheby’s in Hong Kong. The impressive result far exceeded the artist's previous record of $4.4 million.
- In 2021 Nara’s auction turnover was over $136 million dollars, ranking him 14th among all artists in the world. In addition, Nara was ranked 3rd among all contemporary artists, only behind Jean-Mchel Basquiat and Banksy.
- Our acquisitions team has reviewed approximately 115 examples of work by Nara, many of which are priced in excess of $5 million. Of these 115 works, this is the third one we have selected to be offered on the Masterworks platform.
- Created in 2006, the Painting belongs to a group of approximately twelve paintings in tondo format, created between 2004 and 2006 which feature children submerged in water. The series was central to Nara’s 2015 exhibition and Blum & Poe in Tokyo, titled “Shallow Puddles.”
- As of December 5, 2022, tondos with stitched cotton, similar in subject, composition and period of execution to the Painting, have sold in excess of $1.2 million at auction, including: "Untitled" (2007), which sold for $1,748,483 in November 2022, “Shallow Puddles Part 2” (2006), which sold for $1,201,713 in June 2021, “Untitled” (2003), which sold for $3,529,640 in June 2021, and “In the Pinky Lake” (2004), which sold for $1,465,790 in May 2018.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2021 Auction Sales	2021 Number of Lots Sold
$136,682,353	623

YOSHITOMO
NARA

b. 1959, JAPAN



$1,223,000
INITIAL OFFERING

16.9%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Acrylic on cotton mounted on fiber reinforced plastic | 37 × 37 × 6 in. (94 × 94 × 15 cm.)

Yoshitomo Nara is one of the most beloved and recognizable Japanese artists working today.

The Painting is a characteristic example of artist Yoshitomo Nara's ongoing engagement with themes of childhood, isolation and memory, executed in his signature style. Created in 2006, the Painting belongs to a group of approximately twelve paintings in tondo format, created between 2004 and 2006 which feature children submerged in water. The series was central to Nara's 2015 exhibition and Blum & Poe in Tokyo, titled "Shallow Puddles." Similar to other tondos by Nara, these works were executed on shallow circular dishes and covered with stitched cotton strips. The Painting depicts a solitary child, Nara's most recognizable subject, who is almost fully submerged in an opaque puddle. Her eyes are closed, and she appears in a meditative state. Puddles have been a recurring motif in Nara's oeuvre inspired by the cover of folk singer John Hiatt's album "Overcoats" and first appeared in his painting "*In the Deepest Puddle II* (1995), which is now in the collection of the Los Angeles County Museum of Art. The Painting is executed on a three-dimensional fiber-reinforced plate, which gives the work a sculptural quality. The textured cotton surface contrasts Nara's typically smooth and refined brushwork, bolstering this quality. The rounded format of the plate, which recalls Italian Renaissance tondos, serves to centralize the subject while also emphasizing the vast, ambiguous space it inhabits. As of November 28, 2022, tondos with stitched cotton, similar in subject, composition and period of execution to the Painting, have sold in excess of $1.2 million at auction. *Untitled* (2007), which is the same size and from the same series as the Painting, sold for HKD 13,650,000 ($1,748,483); *Shallow Puddles Part 2* (2006), which is the same size and from the same series as the Painting, sold for HKD 9,325,000 ($1,201,713) at Phillips, Hong Kong, on June 8, 2021; *Untitled* (2003), which is larger than the Painting, sold for HKD 27,400,000 ($3,529,640) at Sotheby's, Hong Kong, on June 18, 2021; and *In the Pinky Lake* (2004), which sold for HKD 11,500,000 ($1,465,790) at Christie's, Hong Kong, on May 26, 2018. The Painting's subject, format, and materials make it a commercial and desirable work by Yoshitomo Nara.

During the mid to late 1990s Nara exhibited and traveled widely throughout Asia, Europe and the United States, and in 1995, he gained representation through the Los Angeles based Blum & Poe gallery. In 2000, Nara returned to Japan as international interest in Japanese pop culture surged, marking a turning point in his career. In 2001, the Yokohama Museum of Art opened "I Don't Mind, If You Forget Me," an exhibition which provided an extensive introduction to Nara's multi-disciplinary practice, and in 2010 the Asia Society of New York opened a retrospective of the artist's work. The Tokyo Municipal Museum of Art hosted a mid-career survey in 2017 and in 2021, the Los Angeles Museum of Contemporary Art opened an extensive retrospective of over 100 paintings and 700 works on paper. Between 2002 and 2021 demand for Nara's works have rapidly increased, with the average hammer price for his works increasing from $26,250 in 2002 to $1,707,124 in 2021. Nara's work has been collected by numerous prominent institutions, including the Museum of Modern Art in New York, the British Museum and The National Museum of Art in Osaka. As of December 2, 2022, Yoshitomo Nara is represented by Pace Gallery in New York, and Blum and Poe Gallery in Los Angeles. As of December 2, 2022, the artist's top auction records are led by large, full length portraits in the artist's signature style including *Knife Behind Back* (2000), which sold for HKD 195,696,000 ($24,949,674) on October 6, 2019, at Sotheby's, Hong Kong, *Missing in Action* (2000) which sold for HKD 123,725,000 ($15,944,440) on June 8, 2021, at Phillips & Polly, Hong Kong, and *Nice to See You Again* (1996) which sold for $15,430,800 on November 18, 2021, at Sotheby's, New York.

AS OF DECEMBER 2, 2022, THE ARTIST'S TOP AUCTION RECORDS ARE DOMINATED BY LARGE, FULL LENGTH PORTRAITS IN THE ARTIST'S SIGNATURE STYLE, INCLUDING *KNIFE BEHIND BACK* (2000), WHICH SOLD FOR HKD 195,696,000 ($24,949,674) ON OCTOBER 6, 2019 AT SOTHEBY'S, HONG KONG, *MISSING IN ACTION* (2000) WHICH SOLD FOR HKD 123,725,000 ($15,944,440) ON JUNE 8, 2021 AT PHILLIPS & POLLY, HONG KONG, AND *NICE TO SEE YOU AGAIN* (1996) WHICH SOLD FOR $15,430,800 ON NOVEMBER 18, 2021 AT SOTHEBY'S, NEW YORK.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]



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Yoshitomo Nara (b. 1959, Hiroski, Japan) is one of the most beloved and recognizable Japanese artists working today. Born as the youngest of three boys in the rural Aomori prefecture, Nara's childhood was a lonely one by his account. As a young boy, the introverted artist spent time with his imagination, with Japanese TV and comic books for company. Before he could speak English, Nara began listening to broadcasts from a nearby US air base; the music, and popular culture he encountered would later influence his work. In 1987, Nara graduated from Aichi University in Nagoya, Japan with a BFA and MFA, and continued his art education in Germany at the Kunstakademie Düsseldorf, where he studied from from 1988 to 1993. Around 1993, Nara began to focus primarily on painting and developed his signature style between 1995 and 1998. Nuanced depictions of children, in their myriad of emotional states, represent the most consistent motif within Nara's oeuvre, and he is best known for the kowa kawaii, or "creepy-cute" aesthetic. As Tara Yarlagadda notes in her 2021 review of the artist's work, "few adult artists have managed to capture authentic, honest representations of children, encompassing their full range of rage and wonder." Their stylistic variations often reflect the music Nara was listening to at the time of their creation, and range from leering punks to starry eyed innocents.



YOSHITOMO NARA





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Yoshitomo Nara with the following criteria: tondo paintings on cotton or canvas, executed between the year 2000 and the present which depict children. Excluded from the set were examples on wood with text, full figures or dogs. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 16.9% CAGR implied from selected sales occurring from November 11, 2004 to November 30, 2022.

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